EXHIBIT 99

PRESS RELEASE

Magna Updates 2022 Outlook to Reflect Preliminary Full Year 2022 Results

AURORA, Ontario, Jan. 24, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has updated its 2022 outlook to reflect an expected Adjusted EBIT Margin1 below the range disclosed in its press release dated November 4, 2022.

Based on preliminary unaudited results, total sales for 2022 were approximately $37.8 billion, compared to the range of $37.4 to $38.4 billion disclosed in its November outlook. However, Adjusted EBIT Margin for 2022 is expected to be approximately 4.3%, which is below the 4.8% to 5.0% range disclosed in its November outlook. The reduced Adjusted EBIT Margin reflects a number of items, including: decreased contribution on lower sales; higher net warranty costs; provisions against certain accounts receivable and other balances; higher net engineering expense due to the revised timing of both spending and customer recoveries; operating underperformance at certain facilities; and higher labour and other operational inefficiencies as a result of the continued unpredictability of our customers’ production schedules.  Adjusted net income attributable to Magna2 is also impacted by the factors above.

Magna will report its financial results for the fourth quarter and full year 2022 on February 10, 2023.

TAGS
Outlook, sales, Adjusted EBIT Margin

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

OUR BUSINESS3
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 170,000 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 345 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

THIS RELEASE MAY CONTAIN STATEMENTS WHICH CONSTITUTE “FORWARD-LOOKING STATEMENTS” UNDER APPLICABLE SECURITIES LEGISLATION AND ARE SUBJECT TO, AND EXPRESSLY QUALIFIED BY, THE CAUTIONARY DISCLAIMERS THAT ARE SET OUT IN MAGNA’S REGULATORY FILINGS. PLEASE REFER TO MAGNA’S MOST CURRENT MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION, ANNUAL INFORMATION FORM AND ANNUAL REPORT ON FORM 40-F, AS REPLACED OR UPDATED BY ANY OF MAGNA’S SUBSEQUENT REGULATORY FILINGS, WHICH SET OUT THE CAUTIONARY DISCLAIMERS, INCLUDING THE RISK FACTORS THAT COULD CAUSE ACTUAL EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THESE DOCUMENTS ARE AVAILABLE FOR REVIEW ON MAGNA’S WEBSITE AT WWW.MAGNA.COM.

1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
2 Adjusted net income attributable to Magna excludes Other expense (income), net
3 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.